Exhibit 99.2

I, Max Link, the Chief Executive Officer of Centerpulse Ltd., do hereby certify as follows:

(i) this Current Report on Form 6-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in this Current Report on Form 6-K fairly presents, in all material respects, the financial condition and results of operations of Centerpulse Ltd.

Dated: February 7, 2003
/s/ Max Link
Max Link
Chief Executive Officer